Cybin Announces Additional U.S. Patent Supporting its CYB003 Breakthrough Therapy Program in Phase 3 Development for Major Depressive Disorder

- Newly issued patent includes pharmaceutical compositions and oral dosage forms within the CYB003 program with expected exclusivity until 2041 -

- Cybin’s growing intellectual property portfolio comprises more than 80 granted patents and over 230 pending applications -

- Patient dosing continues in APPROACH, Cybin’s first pivotal Phase 3 study of CYB003 for the adjunctive treatment for Major Depressive Disorder (“MDD”) -

- Second Phase 3 study, EMBRACE, is expected to begin mid-2025 -

TORONTO, CANADA – May 8, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry platform company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced that the United States Patent and Trademark Office has granted U.S. patent 12,291,499 in support of its CYB003 program in MDD.

The patent, which is expected to provide exclusivity until 2041, includes claims to pharmaceutical compositions and oral dosage forms within the Company’s proprietary deuterated psilocin analog program, CYB003.

“Securing an additional patent in support of CYB003 provides important validation of our program and reinforces the commercial potential of our pipeline,” said Doug Drysdale, Chief Executive Officer of Cybin. “Robust patent protection is essential for drug development companies, and we are proud of our expanding intellectual property portfolio. As we continue to dose patients in our first Phase 3 study, we are focused on execution, delivering shareholder value, and ultimately, creating more effective treatments for those with mental health disorders.”

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, in Phase 3 development for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectations respecting the patent exclusivity period; commencement of the second Phase 3 study, EMBRACE, in mid-2025; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of a pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on SEDAR+ www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed.  If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com